UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       LIGHTING SCIENCE GROUP CORPORATION
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    53224G103
                                 (CUSIP Number)

                                  May 12, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No. 53224G103                                          Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                        5           Sole Voting Power
Number of                                  6,562,500
  Shares
Beneficially            6           Shared Voting Power
  Owned By                                 0
    Each
Reporting               7           Sole Dispositive Power
    Person                                 6,562,500
    With
                        8           Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              6,562,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [   ]

11       Percent of Class Represented By Amount in Row (9)

                              10.7%

12       Type of Reporting Person (See Instructions)

                              IA, PN

                                  SCHEDULE 13G

CUSIP No. 53224G103                                          Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                        5           Sole Voting Power
Number of                                  0
  Shares
Beneficially            6           Shared Voting Power
  Owned By                                 6,562,500
    Each
Reporting               7           Sole Dispositive Power
    Person                                 0
    With
                        8           Shared Dispositive Power
                                           6,562,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              6,562,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [   ]

11       Percent of Class Represented By Amount in Row (9)

                              10.7%

12       Type of Reporting Person (See Instructions)

                              HC

                                  SCHEDULE 13G

CUSIP No. 53224G103                                          Page 4 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                        5           Sole Voting Power
Number of                                  0
  Shares
Beneficially            6           Shared Voting Power
  Owned By                                 6,562,500
    Each
Reporting               7           Sole Dispositive Power
    Person                                 0
    With
                        8           Shared Dispositive Power
                                           6,562,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              6,562,500

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [   ]

11       Percent of Class Represented By Amount in Row (9)

                              10.7%

12       Type of Reporting Person (See Instructions)

                              HC

                                                             Page 5 of 10 Pages

Item 1(a)     Name of Issuer:

              Lighting Sciences Group Corporation (the "Issuer").

Item 1(b)     Address of the Issuer's Principal Executive Offices:

              2100 McKinney Avenue, Suite 1555, Dallas, Texas 75201.

Item 2(a)     Name of Person Filing:

              This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

              ii) John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

              iii) Michael L. Gordon, in his capacities as the other managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

              This statement related to Shares (as defined herein) held for the account of a private investment fund for which Angelo, Gordon acts as investment adviser.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

              The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)     Citizenship:

              1) Angelo, Gordon is a Delaware limited partnership;

              2) Mr. Angelo is a citizen of the United States; and

              3) Mr. Gordon is a citizen of the United States.

Item 2(d)     Title of Class of Securities:

              Common Stock, $.001 par value per share (the "Shares").

Item 2(e)     CUSIP Number:

              53224G103

                                                             Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              i)       Angelo, Gordon is an investment adviser registered under
                       Section 203 of the Investment Advisers Act of 1940.

              ii)  Mr. Angelo is a control person of Angelo, Gordon.

              iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.       Ownership:

Item 4(a)     Amount Beneficially Owned:

              As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 6,562,500 Shares. This number consists of
(i) 3,750,000 Shares issuable upon conversion of 937,500 shares of 6% Convertible Preferred Stock of the Issuer, $.001 par value (the "Preferred Shares"), and (ii) 2,812,500 Shares issuable upon exercise of a Warrant for the Purchase of Shares of Common Stock, dated May 12, 2005 (the "Warrant"), held for the account of a private investment fund for which Angelo, Gordon acts as investment adviser.

Item 4(b)     Percent of Class:

              According to the Issuer's most recent Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, the number of Shares outstanding as of August 1, 2005 was 54,966,664. Assuming the conversion of all of the Preferred Shares and the exercise of the Warrant held for the account of an investment fund for which Angelo, Gordon acts as investment adviser, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 10.7% of the total number of Shares outstanding.

Item 4(c)     Number of shares as to which such person has:

     Angelo, Gordon
     (i)    Sole power to vote or direct the vote                     6,562,500
     (ii)   Shared power to vote or to direct the vote                        0
     (iii)  Sole power to dispose or to direct the disposition of     6,562,500
     (iv)   Shared power to dispose or to direct the disposition of           0

     Mr. Angelo
     (i)    Sole power to vote or direct the vote                             0
     (ii)   Shared power to vote or to direct the vote                6,562,500
     (iii)  Sole power to dispose or to direct the disposition of             0
     (iv)   Shared power to dispose or to direct the disposition of   6,562,500

                                                             Page 7 of 10 Pages

     Mr. Gordon
     (i)    Sole power to vote or direct the vote                             0
     (ii)   Shared power to vote or to direct the vote                6,562,500
     (iii)  Sole power to dispose or to direct the disposition of             0
     (iv)   Shared power to dispose or to direct the disposition of   6,562,500


Item 5.       Ownership of Five Percent or Less of a Class:

              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              The investors in the private investment fund for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the fund in accordance with their respective investment percentages in the private investment fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

              Angelo, Gordon is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.       Identification and Classification of Members of the Group:

              This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

              By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 8 of 10 Pages

                                   SIGNATURES


              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2005                   ANGELO, GORDON & CO., L.P.

                                         By:  AG Partners, L.P.
                                              Its General Partner

                                         By:  JAMG LLC
                                              Its General Partner

                                         By:  /s/ Michael L. Gordon
                                              --------------------------
                                              Name:  Michael L. Gordon
                                              Title: Managing Member

Date:  August 18, 2005                   JOHN M. ANGELO


                                         /s/ John M. Angelo
                                         -------------------------------

Date:  August 18, 2005                   MICHAEL L. GORDON


                                         /s/ Michael L. Gordon
                                         -------------------------------

                                                             Page 9 of 10 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.     Joint Filing Agreement, dated as of August 18, 2005, by
       and among Angelo, Gordon & Co., L.P., John M. Angelo and
       Michael L. Gordon................................................. 10

                                                            Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, $0.001 par value per share, of Lighting Science Group Corporation, dated as of August 18, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  August 18, 2005                   ANGELO, GORDON & CO., L.P.

                                         By:  AG Partners, L.P.
                                              Its General Partner

                                         By:  JAMG LLC
                                              Its General Partner

                                         By:  /s/ Michael L. Gordon
                                              --------------------------
                                              Name:  Michael L. Gordon
                                              Title: Managing Member

Date:  August 18, 2005                   JOHN M. ANGELO

                                         /s/ John M. Angelo
                                         -------------------------------

Date:  August 18, 2005                   MICHAEL L. GORDON

                                         /s/ Michael L. Gordon
                                         -------------------------------